Exhibit 99.61

i-80 Gold Reports 2021 Q3 Results

Reno Nevada, November 9, 2021 - i-80 GOLD CORP. (TSX:IAU) (IAUCF:OTC) (“i-80”, or the “Company”) is pleased to report its unaudited operating and financial results for the three and nine months ended September 30, 2021. i-80’s unaudited condensed interim consolidated financial statements (“financial statements”), as well as i-80’s management discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2021, are available on the Company’s website at www.i80gold.com and on SEDAR at www.sedar.com

2021 Third Quarter Highlights

•	Announced Acquisition of the Ruby Hill Mine and the asset swap for the Lone Tree Complex
•	Gold production of 3,254 ounces, year-to-date production of 14,330 ounces
•	Gold sales of 4,575 ounces, year-to-date sales of 17,848 ounces
•	Total revenue of $8.2 million, $32.0 million year-to-date
•	Mine operating income of $3.3 million for the quarter, and $13.1 million year-to-date
•	Net loss of $9.3 million for the quarter, and $13.6 million year-to-date
•	Adjusted loss for the quarter of $10.7 million and adjusted income of $19.5 million year-to-date from continuing operations
•	Period-end cash and cash equivalents balance of $51.6 million

“With the announcement of the Lone Tree and Ruby Hill transactions, we have leveraged our non-operating interest in South Arturo to provide the company with a foundation to become a mid-tier, stand alone, producer in the state of Nevada”, stated Ewan Downie, Chief Executive Officer of i-80. “The recently acquired properties will provide near-term production to replace South Arturo”.

Three months ended September 30, 2021

South Arturo was included in the Q3 results as a discontinued operation and held for sale and was disposed of in the fourth quarter. The Company is in the progress of valuing the asset swap and completing the corresponding accounting.

A total of 3,254 ounces of gold were produced during Q3 2021 from South Arturo.

The Company reported total revenue of $8.2 million and a mine operating income of $3.3 million during the third quarter compared to revenue of $9.3 million and mine operating income of $3.8 million during Q3 2020.

Total mine operating income of $3.3 million for Q3 2021 compared to income of $3.8 in Q3 2020 illustrates the consistent nature South Arturo. A total of $3.7 million in exploration and pre-development expenses were incurred during the quarter.

Nine months ended September 30, 2021

A total of 14,330 ounces of gold were produced for the nine months ended September 30, 2021, compared to 18,589 ounces of gold for the prior year period.

The Company reported total revenue of $32.0 million and mine operating income of $13.1 million for the nine months ended September 30, 2021 compared to revenue of $28.6 million and mine operating income of $8.8 million for the prior year period. The reduction in production when compared to the prior year period is the result of stope sequencing within the mine, resulting in increased waste tonnes, and disruptions at the Carlin mill operations.

A total of $7.0 million in exploration and pre-development expenses were incurred during the nine months ended September 30, 2021.

The Company closed the quarter with cash and cash equivalents of $51.6 million from continuing operations.

South Arturo

The South Arturo Mine in Nevada is a joint venture, operated by Nevada Gold Mines LLC, with Barrick Gold Corporation (“Barrick”). Subsequent to the end of the period this property was included in an asset exchange with NGM whereby the Company’s 40% was swapped for the Lone Tree Complex.

Table 1 - South Arturo Selected Financial and Operating Results

		Three months ended Sep 30		Nine months ended Sep 30
(in millions of U.S. dollars, unless otherwise stated) (iv)		2021	2020	2021	2020
Ore & Metals
Ore milled	tonnes	16,936	29,416	70,647	74,448
Gold produced	ounces	3,254	7,095	14,330	18,589
Silver produced	ounces	272	601	1,715	1,793
Gold sold	ounces	4,575	4,783	17,848	16,411
Average gold grade	grams/t	6.90	8.83	7.21	8.86
Average gold recovery rate	%	86.7	85.0	87.5	87.6
Realized Price
Average realized gold price (i,ii)	$/ounce	1,785	1,879	1,792	1,742
Non-IFRS Performance Measures
By-product cash costs per ounce of gold sold (i,ii,iii)	$/ounce	952	987	1,084	984
By-product all- in sustaining costs per ounce of gold sold (i,ii,iii)	$/ounce	1,355	1,148	1,169	1,065
Financial Measures
Gold revenue	m $	8.2	9.3	32.0	28.6
Mine operating income / (loss)	m $	3.3	3.8	13.1	8.8
Exploration, evaluation & pre-development expense	m $	0.6	0.3	1.0	0.3
Capital
Total capital expenditures	m $	1.1	0.2	2.2	0.2
Capital expenditures - sustaining (i,ii)	m $	1.1	0.0	1.9	0.0
Capital expenditures - expansionary (i,ii)	m $	(0.1)	0.2	0.3	0.2
(i) A cautionary note regarding Non-IFRS financial metrics is included in the "Non-IFRS Measures" section of this Management's Discussion and Analysis.
(ii) Cash costs, all-in sustaining costs, sustaining and expansionary capital expenditures as well as average realized gold\silver price per ounce are Non-IFRS metrics and discussed in the section "Non-IFRS Measures" of this Management's Discussion and Analysis.
(iii) Given the small nature and timing of South Arturo silver output, no silver by-product credits are reported.
(iv) May not add due to rounding.

There has been little to no impact on the operations at South Arturo due to COVID-19 pandemic. Measures were successfully implemented by the operator to control the risk to the employees and communities.

Granite Creek

During the quarter, the Company performed 7,795 meters (m) of surface and underground drilling bringing the nine-month total to 9,841 m. Drilling has successfully intersected mineralization in every target area both inside and outside of the current resource areas and initial assay results were released on October 28, 2021. Additional results are expected to be released in the near future.

The primary goal of the 2021 drill program is to advance the underground deposit to production, and advance permitting and feasibility work on the open pit opportunity. Underground drilling is focused on delineating sufficient resources for developing a near-term development and mining plan. Ongoing surface drilling also tested near-surface mineralization for metallurgical and geotechnical purposes, open pit and underground definition and expansion, and to advance permitting for open pit mining including on-site heap leach processing.

Orion/Equinox Financing Update

The Company continues to work with Orion Mine Finance to complete the previously disclosed (See Press Release dated October 8, 2021, titled “i-80 Gold Corp. Announces Additional Details on Financing Package”) financing package of up to $140 million. The Orion financing is contemplated to include a mix of equity, convertible securities, warrants as well as secured instruments, and has a target size of $140 million and, at the election of i-80, an accordion feature of up to an additional $100 million.

Equinox has committed to a partial exercise of its Anti-Dilution Right and has executed a subscription agreement to subscribe for $10 million of Common Shares at a price of CAD $2.62 per Common Share, which subscription remains conditional and subject to change in connection with the receipt of all required regulatory approvals.

Both the Orion and Equinox financing are expected to close during the fourth quarter of 2021.

Third Quarter Financial Results Webcast

The Company will host a live conference call and webcast on November 10th, 2021, commencing at 10:00 am ET, providing the opportunity for analysts and investors to ask questions of i-80 Gold’s executive team.

Conference Call

North American Toll-free:           1-866-269-4262

Confirmation #:                         3277771

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until November 17, 2021.

North American Toll-free Replay:         1-888-203-1112

Replay Code:                                     3277771

Qualified Person

The scientific and technical information contained in this press release was reviewed by Tim George, PE, Manager of Engineering Services, and a Qualified Person within the meaning of National Instrument 43--101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed Nevada-focused mining company with a goal of achieving mid-tier gold producer status. The Company is one of the largest holders of gold and silver resources in the State of Nevada with plans to advance multiple projects to production.

For further information, please contact:

Ewan Downie - CEO

Ryan Snow - CFO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, outcomes and timing of completion of the Orion and Equinox Gold financings, and future production and exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.